Exhibit 21.1
SUBSIDIARIES
GGC Pharmaceuticals, Inc.
On September 30, 2005, CytRx Corporation (“CytRx”) completed the merger of CytRx Laboratories, Inc., previously a wholly owned subsidiary of CytRx and the owner of its Massachusetts laboratory, with and into CytRx.
As a result of the March 11, 2008 distribution of approximately 36% of the outstanding common stock of RXi Pharmaceuticals Corporation (“RXi”) to CytRx’s stockholders, CytRx currently owns approximately 49% of the outstanding common stock of RXi.